UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-40461

monday.com Ltd.
(Translation of registrant’s name into English)

6 Yitzhak Sadeh Street,
Tel Aviv, 6777506 Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Notice of Early Lock-Up Release Date

In connection with the initial public offering of ordinary shares (the “IPO”) of monday.com Ltd. (the “Company”), each of the Company’s executive officers and directors and the holders of substantially all of the Company’s outstanding ordinary shares or securities convertible or exchangeable for ordinary shares as of the IPO entered into lock-up agreements delivered to the underwriters for the IPO that restrict their ability to sell or transfer the Company’s shares through December 6, 2021, subject to certain exceptions.

The lock-up agreements provide that, if at any time beginning on or after September 7, 2021 (the “Early Expiration Threshold Date”), (1) the Company has publicly furnished at least one quarterly earnings release on Form 6-K or has filed at least one annual report on Form 20-F, (2) the last reported closing price of the Company’s ordinary shares is at least 33% greater than the IPO public offering price on such date and for 10 out of any 15 consecutive trading days ending on or after the Early Expiration Threshold Date (the “Price Condition”) and (3) such date occurs in a broadly applicable period during which trading in the Company’s securities is permitted under the Company’s Insider Trading Compliance Policy, then 25% of the ordinary shares held by current employees of the Company and 5% of the ordinary shares held by those who are not current employees of the Company subject to the lock-up agreements will be released from the lock-up restrictions and eligible for sale in the public market (the “Designated Shares”), provided that two trading days’ notice of such release is reported on a Form 6-K (the “Notice Condition”).

The Company expects that the Price Condition will be satisfied on September 7, 2021 and as a result, the Designated Shares will become eligible for sale in the public market at the open of trading on September 7, 2021 (subject to trading limitations on shares held by affiliates of the Company, continued vesting of any unvested equity awards as of such date and the Company’s Insider Trading Compliance Policy). This Form 6-K is intended to satisfy the Notice Condition.

 All remaining shares are expected to be released from the lock-up and eligible for immediate sale in the public market at the open of trading on the trading day immediately following the earlier of (i) December 6, 2021 or (ii) the second trading day after the Company has publicly furnished its second earnings release on a Form 6-K (subject to trading limitations on shares held by affiliates of the Company, continued vesting of any unvested equity awards as of such date and the Company’s Insider Trading Compliance Policy).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONDAY.COM LTD.

By:	/s/ Shiran Nawi
Name: Shiran Nawi
Title: General Counsel

Date: September 2, 2021